UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated March 30, 2015: DryShips Inc. Announces Agreements to Sell Its Tanker Fleet

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: March 31, 2015	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. ANNOUNCES AGREEMENTS TO SELL ITS TANKER FLEET

ATHENS, GREECE — March 30, 2015 - DryShips Inc.  (NASDAQ:DRYS)  (the "Company" or "DryShips"), a global provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., of off-shore contract drilling oil services, announced today that it has entered into firm sales agreements with entities controlled by the Company’s Chairman and Chief Executive Officer, George Economou, to sell its four Suezmax tankers, Vilamoura, Lipari, Petalidi and Bordeira, for an en-bloc sales price of $245 million. In addition, it has entered into agreements with entities controlled by Mr. Economou to potentially sell its six Aframax tankers, Belmar, Calida, Alicante, Mareta, Saga and Daytona. The agreements to sell the Aframax fleet are not effective until the purchaser confirms his unconditional acceptance latest by June 30, 2015.

Under the terms of the firm sales agreements on the four Suezmax tankers, the purchasers will pay upfront 20% to DryShips and the balance purchase price will be due on delivery which will be between July 1, 2015 and October 31, 2015, at the Company’s option.

Under the terms of the agreements on the six Aframax tankers, the purchasers could potentially acquire these tankers for an en-bloc sales price of $291 million, as long as they confirm their unconditional acceptance by June 30, 2015. Other than the sales price, all other material terms and conditions of this potential transaction mirror the terms and conditions on the sale of the four Suezmax tankers, including a 20% upfront payment to DryShips.

Ziad Nakhleh, Chief Financial Officer of the Company, commented:

“We are pleased to announce the sales of our four Suezmax tankers. Net of the repayment of associated secured bank debt, these transactions are expected to generate approximately $125 million in free cash which will be used to prepay an amount under our ABN AMRO Bridge Loan which has a balance of $185 million as of today, as well as for general corporate purposes. Furthermore, we are excited about the potential to sell our Aframax fleet. Assuming the confirmation of the purchasers by the due date, we expect these transactions will generate approximately an additional $150 million in free cash which could be potentially used to prepay any remaining outstanding amount under our ABN AMRO Bridge Loan and for other general corporate purposes.

“Ultimately, we believe the sale of the tankers as opposed to an initial public offering of our tanker fleet is the best way to immediately realize maximum value. These transactions increase our cash liquidity and we believe they should release the selling pressure on both DryShips and Ocean Rig share prices, as we demonstrate that DryShips has many options other than the sale of undervalued Ocean Rig shares.

“As far as governance is concerned, due process was followed due to the related-party nature of these transactions. The transactions were negotiated and approved by the Audit Committee which consists of only the independent members of the Board. Furthermore, the sales prices reflect the fair market value of the vessels based on third-party broker valuations.

“In agreeing to make the 20% advance payments (approximately $49 million for the 4 firm Suezmax sales) to DryShips rather than to retain a 10% deposit in a joint bank account which is the market standard, and by maintaining the flexibility to deliver the vessels to the purchasers forward, which enables DryShips to capitalize from today’s strong spot charter rates, Mr. Economou has once again demonstrated his willingness to go the extra mile to support the best interests of DryShips. At the end of 2014, his personal $80 million equity investment as well as his personal guarantee of the ABN AMRO Bridge Loan, without which that transaction could not have been consummated, were crucial for DryShips. We look forward to his continued support for the benefit of all shareholders.’’

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to Ocean Rig during 2016 and 2 of which are scheduled to be delivered during 2017.  DryShips owns a fleet of 39 drybulk carriers, comprising 13 Capesize, 24 Panamax and 2 Supramax with a combined deadweight tonnage of approximately 4.3 million tons, and 10 tankers, comprising 4 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. The U.S. Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission.

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com